Exhibit 12

PS BUSINESS PARKS, INC.

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratio data)

	2011	2010	2009	2008	2007
Income from continuing operations	$99,543	$96,401	$91,442	$84,188	$80,683
Interest expense	5,455	3,534	3,552	3,952	4,130

Earnings from continuing operations available to cover fixed charges	$104,998	$99,935	$94,994	$88,140	$84,813

Fixed charges (1)	$5,455	$3,534	$3,552	$3,952	$4,130
Preferred stock dividends	41,799	46,214	17,440	46,630	50,937
Preferred partnership distributions	(6,991)	5,103	(2,569)	7,007	6,854

Combined fixed charges and preferred distributions	$40,263	$54,851	$18,423	$57,589	$61,921

Ratio of earnings from continuing operations to fixed charges	19.2	28.3	26.7	22.3	20.5

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	2.6	1.8	5.2	1.5	1.4

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2011	2010	2009	2008	2007
FFO	$149,797	$124,420	$163,074	$131,558	$122,405
Interest expense	5,455	3,534	3,552	3,952	4,130
Net income allocable to noncontrolling interests — preferred units	(6,991)	5,103	(2,569)	7,007	6,854
Preferred stock dividends	41,799	46,214	17,440	46,630	50,937

FFO available to cover fixed charges	$190,060	$179,271	$181,497	$189,147	$184,326

Fixed charges (1)	$5,455	$3,534	$3,552	$3,952	$4,130
Preferred stock dividends (2)	41,799	42,730	44,662	50,858	50,937
Preferred partnership distributions (2)	398	4,521	5,848	7,007	6,854

Combined fixed charges and preferred distributions paid	$47,652	$50,785	$54,062	$61,817	$61,921

Ratio of adjusted FFO to fixed charges	34.8	50.7	51.1	47.9	44.6

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	4.0	3.5	3.4	3.1	3.0

(1)	Fixed charges include interest expense.

(2)	Excludes the issuance costs related to the redemption/repurchase of preferred equity and the gain on the repurchase of preferred equity.